SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: ___August 12, 2002___
(Date of earliest event reported)

Commission file number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-4901	39-1775292

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

     (a)   Not applicable.

     (b)   Not applicable.

     (c)   <u>Exhibits</u>. The following exhibits are being filed herewith:

         99.1   Statement Under Oath of Principal Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings, dated August 12, 2002

         99.2   Statement Under Oath of Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings, dated August 12, 2002

ITEM 9.   REGULATION FD DISCLOSURE

On August 12, 2002, Larry L. Weyers and Joseph P. O'Leary, the principal executive officer and principal financial officer of WPS Resources Corporation (the "Company"), each filed with the Securities and Exchange Commission a written statement under oath pursuant to Securities and Exchange Commission Order No. 4-460. The officers executed such statements in the exact form of Exhibit A to the Order. The Company is filing copies of such statements in the form in which the officers executed them as Exhibits 99.1 and 99.2 hereto, which are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Diane L. Ford
     Diane L. Ford
     Vice President - Controller
     and Chief Accounting Officer

Date: August 12, 2002

WPS RESOURCES CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated August 12, 2002

Exhibit
Number

99.1   Statement Under Oath of Principal Executive Officer Regarding Facts
        and Circumstances Relating to Exchange Act Filings, dated August 12,
        2002

99.2   Statement Under Oath of Principal Financial Officer Regarding Facts
        and Circumstances Relating to Exchange Act Filings, dated August 12,
        2002